Exhibit 99.1

Wix Reports First Quarter 2018 Results

•	Strong start to the year with all key metrics once again exceeding high end of expectations

o	Q1 revenue of $137.8 million, up 49% y/y; under ASC 605, Q1 revenue would have been $134.6 million, an increase of 45% y/y

o	Q1 collections of $159.7 million, up 39% y/y

o	Record free cash flow of $21.4 million, an increase of 45% y/y, demonstrates increasing leverage in our business model

•	Newest Q1 user cohort largest ever – expected to generate over $370 million in collections over the next eight years based on current cohort behavior

•	Results driven by continued outperformance of conversion and retention of subscriptions and outstanding marketing execution

•	Increasing 2018 outlook to reflect continued confidence in revenue and collections growth and incremental free cash flow generation

NEW YORK, May 9, 2018 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported financial results for the first quarter ended March 31, 2018. In addition, the Company provided its initial outlook for the second quarter of 2018 and increased its outlook for the full year 2018.

 “Our continued focus on product development and efficient marketing investment once again drove strong financial results,” said Avishai Abrahami, Co-founder and CEO of Wix. “We are encouraged by the continued adoption of Wix Code, which allows our experts and professional users to build sophisticated web applications quickly and easily. Every day we see the potential of this product demonstrated with impressive results, and we are delighted by the creative ways that developers around the world have put Wix Code to use. This is a strong start to the year, and we are building momentum to propel continued growth through the remainder of 2018.”

Lior Shemesh, CFO of Wix, added, “The first quarter results exceeded our expectations as conversion and retention outperformed expectations, contributing to the creation of our largest user cohort ever. Equally impressive, we generated over $21 million in free cash flow, a record for a single quarter, demonstrating positive returns from our investment in marketing and R&D. We are increasing our outlook for 2018 to reflect this momentum and our continued confidence in the growth of the business.”

Q1 2018 Financial Summary

	Three months ended March 31,
$ in thousands	2017	2018	Y/Y growth	Prior Q1 2018 Outlook
Revenue	$92,538	$137,775	49%	$135,000 - 136,000
Collections	$114,546	$159,655	39%	$157,000 - 158,000
Operating Income (Loss)	$(20,471)	$(18,452)	NM
Non-GAAP Operating Income (Loss)	$(7,538)	$(762)	NM
Net Cash Provided by Operating Activities	$16,397	$24,779	51%
Free Cash Flow	$14,781	$21,421	45%

Additional Q1 2018 Results and Highlights

On January 1, 2018, Wix adopted Accounting Standards Codification (“ASC”) 606 “Revenue from Contracts with Customers”, using the modified retrospective method. This new rule replaced the previous accounting standard ASC 605, “Revenue Recognition”. As required, throughout the year we will provide the relevant 2018 financial results under ASC 606 as well as ASC 605 for comparability purposes. First quarter of 2017 financial results are presented under ASC 605. A reconciliation of the first quarter 2018 results under ASC 606 and ASC 605, as well as a reconciliation of other non-GAAP measures discussed in this release, are presented in the tables at the end of this press release.

•	Revenue in the first quarter of 2018 was $137.8 million, a 49% increase over the year ago period. Under ASC 605, first quarter revenue would have been $134.6 million, a 45% increase over last year

•	Collections in the first quarter of 2018 were $159.7 million, a 39% increase over the prior year period

o
Revenue and collections in the first quarter of 2018 each include a $7.3 million benefit due to the change from net (agent) to gross (principal) accounting related to the amended terms of our partnership agreement with Google announced last quarter

•
Gross margin on a GAAP basis in the first quarter of 2018 was 79%, compared to 84% for the first quarter of 2017; non-GAAP gross margin in the first quarter of 2018, calculated as non-GAAP gross profit as a percent of revenue, was 80%, compared to 85% for the first quarter of 2017

o	The decrease in gross margin is a result of the change from net (agent) to gross (principal) accounting of revenue due to the updated terms of our agreement with Google that was previously announced

o	Under ASC 605, first quarter 2018 GAAP gross margin as a percent of revenue would have also been 79% and non-GAAP gross margin as a percent of revenue would have also been 80%

•
GAAP net loss in the first quarter of 2018 was $(19.8) million, or $(0.42) per share, compared to a net loss of $(20.9) million, or $(0.47) per share, for the first quarter of 2017. Under ASC 605, first quarter 2018 GAAP net loss would have been $(21.7) million

•
Non-GAAP net loss in the first quarter of 2018 was $(2.1) million, or $(0.05) per share, compared to a non-GAAP net loss of $(8.0) million, or $(0.18) per share for the first quarter of 2017. Under ASC 605, first quarter 2018 non-GAAP net loss would have been $(4.0) million

•
Net cash provided by operating activities in the first quarter of 2018 was $24.8 million, while capital expenditures totaled $3.4 million, leading to free cash flow of $21.4 million, compared to $14.8 million of free cash flow in the first quarter of 2017, a 45% year over year increase

•
Added 231,000 net premium subscriptions in the first quarter of 2018 to reach 3.4 million as of March 31, 2018, a 29% increase over the total number of subscriptions at the end of the first quarter of 2017

•	Added 5.9 million registered users in the first quarter of 2018. Registered users as of March 31, 2018 were 125 million, representing a 21% increase compared to the end of the first quarter of 2017

Recent Business Highlights

•
Every 100,000 subscriptions generates over $165 million in collections: We generated a record number of subscriptions in a user cohort in Q1 2018, which is evidence of our ability to continue to drive growth in our business. We currently estimate that the Q1 2018 user cohort will generate over $370 million in future collections over the next eight years at an 80% gross margin with minimal additional marketing investment based on current cohort behavior. This is the result of our improving product offering, driving higher conversion and monetization of our user cohorts.

•
Wix Code: We continue to improve the capabilities of Wix Code by releasing new features that increase functionality, giving users more power to create advanced websites and applications. Current Wix users who are more technically savvy are increasingly putting Wix Code capabilities to use, and the product is attracting new professional web designers and developers to our platform.

•
Wix ADI: Wix Artificial Design Intelligence, or Wix ADI, continues to contribute to overall improvements in conversion. The ability for users to produce websites with AI-driven aesthetics and functionality, fully customized to their business within minutes, is increasing the number of sites completed, leading to improving conversion.

•
Wix Answers: We have continued to roll out Wix Answers, a powerful online customer support platform that lets businesses help their customers across multiple channels. Wix Answers is the platform that currently serves as the support infrastructure for our over 127 million registered users worldwide. Wix Answers can be customized to businesses of all sizes with an intuitive set-up and offers a fully-fledged knowledge base, ticketing system and call center. It also offers integration with other platforms, actionable insights and an embeddable help widget that can be used with any website. Wix Answers is a great example of the strength of Wix R&D, as a product developed in-house for our own use that is now shared and monetized. This product is available to current Wix users as a customer support solution and is also available to be purchased on a subscription basis by non-Wix users.

Financial Outlook

Guidance is provided using ASC 606. Over the course of 2018, the impact of ASC 606 is expected to have a minimal impact on revenue as compared to ASC 605. The following outlook can be compared to 2017 figures that were presented under ASC 606 with our fourth quarter 2017 earnings release, which is available on our Investor Relations website at https://investors.wix.com.

Wix is introducing its outlook for the second quarter of 2018 as follows:

	Q2 2018 Outlook	Y/Y growth
Revenue[1]	$144 - $145 million	39% – 40%
Collections[1]	$158 - $159 million	35% – 36%

Wix is increasing its outlook for the full year 2018 following the first quarter results:

2018 Outlook
	Prior	Updated	Y/Y growth
Revenue[2]	$591 - $595 million	$594 - $597 million	40%
Collections[2]	$645 - $653 million	$651 - $657 million	35% – 36%
Free Cash Flow	$98 - $100 million	$100 - $102 million	41% – 44%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, May 9, 2018 to answer questions about the financial and operational performance of the business during the first quarter of 2018. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 8696559. A telephonic replay of the call will be available through May 13, 2018 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID 8696559.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

1 Revenue and collections guidance for Q2 2018 includes an additional $8 million benefit to both due to a change in accounting effective Jan. 1, 2018 related to the amended terms of our partnership agreement with Google. Excluding the accounting change, Q2 2018 revenue guidance would be $136-$137 million, or 31%-32% y/y growth, and Q2 2018 collections would be $150-$151 million, or 28%-29% y/y growth
2 Revenue and collections guidance for FY 2018 includes an additional $30 million benefit to both due to a change in accounting effective Jan. 1, 2018 related to the amended terms of our partnership agreement with Google. Excluding the accounting change, FY 2018 updated revenue guidance would be $564-$567 million, or 33% y/y growth, and FY 2018 collections would be $621-$627 million, or 28%-30% y/y growth

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 127 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), free cash flow, non-GAAP net income (loss) and non-GAAP net income (loss) per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2017 annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)

Revenue	$92,538	$137,775
Cost of revenue	14,863	29,044
Gross Profit	77,675	108,731

Operating expenses:
Research and development	32,669	46,502
Selling and marketing	54,329	67,011
General and administrative	11,148	13,670
Total operating expenses	98,146	127,183
Operating loss	(20,471)	(18,452)
Financial income , net	148	(129)
Other income	-	21
Loss before taxes on income	(20,323)	(18,560)
Taxes on income	562	1,251
Net loss	$(20,885)	$(19,811)

Basic and diluted net loss per share	$(0.47)	$(0.42)
Basic and diluted weighted-average shares used to compute net loss per share	44,695,951	46,827,425

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2017	2018
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$85,230	$103,487
Short term deposits	115,382	128,739
Restricted cash and deposit	949	949
Marketable securities	32,730	32,985
Trade receivables	11,400	11,212
Prepaid expenses and other current assets	19,246	17,595
Total current assets	264,937	294,967
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	16,201	18,163
Prepaid expenses and other long-term assets	3,823	1,127
Intangible assets and goodwill, net	45,052	44,425
Total long-term assets	65,076	63,715

Total assets	$330,013	$358,682

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$34,240	$34,297
Employees and payroll accruals	28,067	33,188
Deferred revenues	202,482	201,498
Accrued expenses and other current liabilities	37,592	43,668
Total current liabilities	302,381	312,651

Long term deferred revenues	14,329	9,040
Long term deferred tax liability	764	723
Long-term loan	1,219	1,219
Total long-term liabilities	16,312	10,982

Total liabilities	318,693	323,633

Shareholders' Equity (Deficiency)
Ordinary shares	80	80
Additional paid-in capital	311,107	340,417
Other comprehensive loss	(286)	(767)
Accumulated deficit	(299,581)	(304,681)
Total shareholders' equity (deficiency)	11,320	35,049

Total liabilities and shareholders' equity (deficiency)	$330,013	$358,682

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(20,885)	$(19,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,297	1,897
Amortization	320	588
Share based compensation expenses	8,982	15,674
Increase in accrued interest and exchange rate on short term and long term deposits	(114)	(352)
Amortization of premium and discount and accrued interest on marketable securities, net	-	(33)
Deferred income taxes, net	(213)	(98)
Decrease (increase) in trade receivables	(364)	188
Increase in prepaid expenses and other current and long-term assets	(3,913)	(9,272)
Increase (decrease) in trade payables	4,508	(444)
Increase in employees and payroll accruals	4,955	8,453
Increase in short term and long term deferred revenues	22,008	21,880
Increase (decrease) in accrued expenses and other current liabilities	(184)	6,109
Net cash provided by operating activities	16,397	24,779
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	16,386	13,774
Investment in short-term deposits and restricted deposits	(10,650)	(26,779)
Investment in marketable securities	-	(3,403)
Proceeds from marketable securities	-	2,940
Purchase of property and equipment	(1,616)	(3,211)
Capitalization of software development costs	-	(147)
Payment for Businesses acquired	(29,834)	-
Net cash used in investing activities	(25,714)	(16,826)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	7,320	10,304
Credit line repayment	(170)	-
Net cash provided by financing activities	7,150	10,304
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,167)	18,257
CASH AND CASH EQUIVALENTS—Beginning of period	93,064	85,230
CASH AND CASH EQUIVALENTS—End of period	$90,897	$103,487

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Revenues	$92,538	$137,775
Collections	$114,546	$159,655
Free Cash Flow	$14,781	$21,421
Number of registered users at period end (*)	103,234	125,189
Number of premium subscriptions at period end (*)	2,673	3,454

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Revenues	$92,538	$137,775
Change in deferred revenues	22,008	21,880
Collections	$114,546	$159,655

RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$506	$1,079
Research and development	4,726	8,485
Selling and marketing	1,419	2,042
General and administrative	2,331	4,068
Total share based compensation expenses	8,982	15,674
(2) Amortization	186	588
(3) Acquisition related expenses	3,765	1,428
Total adjustments of GAAP to Non GAAP	$12,933	$17,690

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Gross Profit	$77,675	$108,731
Share based compensation expenses	506	1,079
Amortization	-	142
Acquisition related expenses	28	-
Non GAAP Gross Profit	78,209	109,952

Non GAAP Gross margin	85%	80%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Operating loss	$(20,471)	$(18,452)
Adjustments:
Share based compensation expenses	8,982	15,674
Amortization	186	588
Acquisition related expenses	3,765	1,428
Total adjustments	$12,933	$17,690

Non GAAP operating income (loss)	$(7,538)	$(762)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Net loss	$(20,885)	$(19,811)
Share based compensation expense and other Non GAAP adjustments	12,933	17,690
Non-GAAP net income/(loss)	$(7,952)	$(2,121)

Basic Non GAAP net income/(loss) per share	$(0.18)	$(0.05)
Weighted average shares used in computing basic Non GAAP net income/(loss) per share	44,695,951	46,827,425

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)
Net cash provided by operating activities	$16,397	$24,779
Capital expenditures, net	(1,616)	(3,358)
Free Cash Flow	$14,781	$21,421

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2017	2018
	(unaudited)

Basic and diluted weighted average number of shares outstanding	44,695,951	46,827,425
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,881,497	8,588,308
Restricted share units	1,921,955	2,192,784
	55,499,403	57,608,517

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	June 30, 2018		December 31, 2018
	Low	High	Low	High

Projected revenues (*)	$144,000	$145,000	$594,000	$597,000
Projected change in deferred revenues	$14,000	$14,000	57,000	60,000
Projected collections	$158,000	$159,000	$651,000	$657,000

(*) Guidance under ASC 606

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
2018 RECONCILIATION OF ASC 606 TO ASC 605
(In thousands, except loss per share data)

	Three Months ended March 31,
	2018	2018	2018

	ASC 606	ASC 605	Impact

Revenues	$137,775	$134,603	$(3,172)
y/y%	49%	45%
Cost of revenues	29,044	27,740	(1,304)
Gross Profit (loss)	108,731	106,863	(1,868)
	79%	79%
Operating expenses:		80%
Research and development	46,502	46,502	-
Marketing	67,011	67,011	-
General and administrative	13,670	13,670	-
Total operating expenses	127,183	127,183	-

Operating loss	(18,452)	(20,320)	(1,868)
Financial income (expenses), net	(129)	(129)	-
Other expenses	21	21	-

Loss before taxes on income	(18,560)	(20,428)	(1,868)
Taxes on income	1,251	1,251	-
Net loss	(19,811)	(21,679)	(1,868)

Basic and diluted net loss per share	$(0.42)	$(0.46)	$(0.04)
Basic and diluted weighted-average shares used to compute net loss per share	46,827,425	46,827,425	-

Adjustments to Non GAAP

Total Adjustments	$17,690	$17,690	$-
Non GAAP operating income (loss)	$(762)	$(2,630)	$(1,868)
Non-GAAP net income/(loss)	$(2,121)	$(3,989)	$(1,868)
Basic Non GAAP net income/(loss) per share	$(0.05)	$(0.09)	$(0.04)